News Release
www.srtelecom.com

Additional information:
Investors	Media
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM AND MICROELECTRONICS TECHNOLOGY SIGN THREE-YEAR WIMAX MANUFACTURE AND SUPPLY AGREEMENT

MONTRÉAL (QUÉBEC), CANADA AND HSINCHU, TAIWAN— May 9, 2007— SR Telecom (TSX: SRX) and Microelectronics Technology Inc. (MTI) today announced that they have extended their business partnership by entering into a three-year agreement for the manufacture and supply of advanced WiMAX radio systems. Under the agreement, MTI will supply base station radio units (BRU) and customer premises equipment (CPE) for SR Telecom’s symmetryMXTM WiMAX-certified product portfolio.

“Over the last year, MTI has demonstrated their production expertise, dedication, ability and efficiency in helping us further develop our WiMAX solutions and we are delighted to reach this agreement with them,” said Serge Fortin, President and CEO of SR Telecom. "As we continue to focus all our resources on our WiMAX strategy, we expect that this extended relationship with MTI will shorten delivery times, improve our competitiveness in the global WiMAX market and enable us to fully execute on our business plan.”

“We are pleased to extend our partnership with SR Telecom,” said Mr. Allen Yen, President and COO of Microelectronics Technology Inc. “This agreement reflects our continued mutual commitment and demonstrates SR Telecom’s confidence in MTI’s track record in delivering high quality volume production and efficient customer support. We look forward to a long and fruitful relationship with SR Telecom.”

SR Telecom and MTI are building upon the strong business partnership that has developed following the design agreement the two companies signed last year for the development of WiMAX radios. MTI has recently helped SR Telecom develop symmetryMX base station and CPE radio units for specific frequency bands, and began a pilot production run for this equipment in Q1 2007. For SR Telecom, this most recent agreement also moves the Company forward in accomplishing its stated objective of diversifying and de-risking its contract manufacturing processes.

About MTI
Microelectronics Technology Inc. (MTI) is a high tech company specialized in wireless communication product development, manufacturing and global sales for more than 20 years. Based on the core competence in microwave and RF technology, MTI has established a leading position in the fields of microwave radios, satellite ODUs and receivers, mobile base station components and broadband wireless access products. With this excellent track record, MTI has established long term partnerships with world’s leading communication equipment providers. For more information, please visit www.mti.com.tw.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

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SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5 CANADA
Telephone (514) 335-2429 Facsimile (514) 334-7783

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of May 9, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of May 9, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

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SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5 CANADA Telephone (514) 335-2429 Facsimile (514) 334-7783